

April 8, 2013

<u>Via E-mail</u>
Mr. Douglas N. Currault II
Assistant General Counsel and Corporate Secretary
Freeport-McMoRan Copper & Gold Inc.
333 North Central Avenue
Phoenix, AZ 85004-2189

> **Re: Freeport-McMoRan Copper & Gold Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed April 2, 2013**
> **File No. 333-185747**

Dear Mr. Currault:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Material United States Federal Income Tax Consequences of the Merger, page 113</u>

1.   We reissue comment 6 in our letter dated March 22, 2013. Please revise the disclosure under this section to clearly state the opinion of counsel, consistent with the opinions filed as Exhibits 8.1 and 8.2.

<u>Exhibits</u>

2.   We note your response to comment 3 in our letter dated March 22, 2013, and we partially reissue the comment. Please file Exhibits 10.6 and 10.7 in their entirety, including all schedules and exhibits thereto.

3.   Please remove the reference to "certain" United States federal income tax matters from Exhibit 8.2.

Please contact Tiffany Piland at (202) 551-3589 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director